November 1, 2016

VIA EDGAR
Asen Parachkevov, Attorney Adviser
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (File No. 333-213390) of Prospect Capital Corporation (the "Fund")
Dear Mr. Parachkevov:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on November 1, 2016 so that it may become effective by 4:05 p.m. (New York time) on November 3, 2016 or as soon thereafter as practicable.
The Fund hereby requests that you notify Richard Prins (212-735-2790) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.
Very truly yours,

Prospect Capital Corporation

/s/ Brian H. Oswald_________________
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer,
Treasurer and Secretary